United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- __.)

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/01/2021

Shareholder's Name

Shareholder's CNPJ or CPF

E-mail

Instructions on how to cast your vote

Pursuant the articles 21-A and following of CVM Instruction No. 481 of 12/17/2009, as amended (“ICVM 481”), the Companys shareholders may send, as of this date, their voting instructions to the sole matter included in the Meeting’s Agenda, by filling out and submitting the Absentee ballot (“Ballot” or “BVD”). The content of the Ballot must reflect Annex 21-F of ICVM 481, bringing together the resolution proposal included in the Meetings Agenda.

The Ballot must be accessed, for prior printing and filling, on Vale ‘s website (www.vale.com/investors), section Corporate Governance, subsection Minutes of Meetings and Assemblies, on banner “AGE 01.03.2021”, as well as on CVM’s website (www.cvm.gov.br).

The Voting Ballot will only be considered valid and the votes in it will only be cast and counted in the quorum of the Extraordinary General Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”), if the following instructions are observed:

(i) the shareholder must indicate his name (or corporate name) above, as well as his CPF or CNPJ (Brazilian taxpayer identification) number, as applicable, in addition to an e-mail address for eventual contact;

(ii) fields must be duly completed;

(iii) all pages must be initialed; and

(iv) the last page must be signed by the shareholder or legal representative(s), as applicable and in compliance with current legislation.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

It is important to note that the last days for the RECEIPT of the Ballots will be: (i) by the depository (Bradesco S.A.) or shareholder custodian, February 22, 2021; and (ii) by the Company, February 24, 2021. These dates refer to the receipt of the Ballots and not to their posting. If received after the days indicated for the respective forms of delivery, votes will not be counted.

After the deadline for remote voting, as of February 23, 2021 for receipt of the Ballots by the depository or custodian and as of February 25, 2021 for receipt of Ballots directly by the Company, the shareholder will not be able to change the voting instructions already sent, except during the Meeting, in person or through a regularly appointed attorney, upon specific request to disregard the instructions of votes sent via Ballot, before the respective matter (s) were are put to the vote, and upon the duly registration of the shareholder or its legal representative(s) for virtual participation in the Meeting.

Shareholders opting to exercise their voting right through the Ballot must observe other rules and formalities described in Vale Proxy Statement and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on CVM’s website (www.cvm.gov.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

For this Ballot to be considered delivered and, consequently, to be computed, the Ballot, the proof of ownership of shares issued by Vale (issued by the depository or the custodian on the date the Ballot is sent) and the other necessary documents, as mentioned below, must be received: (i) by the depository or custodian, within 7 (seven) days before the date of the Meeting, that is, until February 22, 2021 (inclusive); by the Company, within 5 (five) days before the date of the Meeting, that is, until February 24, 2021 (inclusive). Any Ballots received after this date will be disregarded.

The shareholder who chooses to exercise his voting right through Ballot must do so via one of the following options:

(i) by filling instructions to the Companys depository (Banco Bradesco S.A.), only in case of shares which are not deposited with a central depository, pursuant procedures and observing documents required by the depository;

(ii) by filling instructions to their respective custodian, in the case of shareholders holding shares deposited in a central depository, pursuant procedures and observing documents required by the respective custodian; or

(iii) by forwarding the Ballot directly to the Company. In this case, the shareholder must send the Ballot to the postal address indicated below, accompanied by the following documents:

- If individuals: valid identity document with photo of the shareholder, as detailed in the Proxy Statement.

- If legal entities: (1) supporting documents of representation, including the constitutive acts and the minutes of the election of the directors, and, in the case of an investment fund, a copy (a) of the current fund regulations; (b) the statute or articles of association of its administrator or manager, as the case may be, and (c) the minutes of the election of the respective administrators (translation and notarization rules detailed in the Proxy Statement); and (2) valid identification document with photo of the legal representative, as detailed in the Proxy Statement.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/01/2021

In the case of sending directly to the Company, the shareholder may anticipate the forwarding of the Ballot and documents to the Company, with digitized copies, to the electronic address vale.ri@vale.com. Despite this option, it is essential that the Company receives the original (physical) form of the Ballot and a copy of the other documents, sent by e-mail by the shareholder, until February 24, 2021.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Att: Department of Investors Relations

Praia de Botafogo, 186, subsolo (malote), Torre Oscar Niemeyer, Botafogo, in the City of Rio de Janeiro – RJ,

CEP 22250-145, attention to the Investor Relations Office.

e-mail: vale.ri@vale.com

Note: The submission of digitalized copies of the Ballot and the complementary documents by e-mail dispenses the requirement to send the physical copies of the Ballots and copies of necessary documents to the address indicated above, and must be received by the company until February 24, 2021.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: dac.acecustodia@bradesco.com.br

As per the Proxy Statement, Bradesco informs that the information above was inserted solely to provide the shareholder with a channel to clarify eventual questions related to sending the Ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only Ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Proxy Statement.

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1. Alteration and consequent consolidation of Vales Bylaws, to implement certain adjustments and improvements in corporate governance, pursuant to the Management Proposal.

☐ Approve ☐ Reject ☐ Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: January 29, 2021		Head of Investor Relations